Wearable Devices Ltd.

5 Ha-Tnufa St.

Yokne’am Illit, 2066736, Israel

December 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wearable Devices Ltd. (CIK: 0001887673)

Registration Statement on Form F-1 (File No. 333-290362) (the “Registration Statement”)

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wearable Devices Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on December 24, 2025 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit, Esq. of Sullivan & Worcester LLP at (617) 338-2979 and that such effectiveness also be confirmed in writing.

Very truly yours,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer